UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	08 May 2024 - “Results of Haleon 2024 Annual General Meeting”

99.1

Haleon plc: Results of Haleon 2024 Annual General Meeting

8 May 2024: Haleon plc (the "Company") (LSE/NYSE: HLN) announces that the following resolutions were decided by poll vote at the Company's 2024 Annual General Meeting ("AGM") which was held today.

Resolutions 19, 20, 21, 22 and 23 were passed as special resolutions; all other resolutions were passed as ordinary resolutions. Full text of the resolutions is contained in the Company's Notice of AGM, which is available at www.haleon.com.

Haleon plc - Poll Results

Resolution		Votes for	For (% of shares voted)	Votes against	Against (% of shares voted)	Total votes cast (excluding withheld)	% of issued share capital voted1	Votes withheld2
1	To receive the Annual Report & Accounts	7,919,982,698	99.98	1,912,695	0.02	7,921,895,393	86.75	27,443,703
2	To approve the Directors' Remuneration Report	7,586,720,188	95.74	337,969,514	4.26	7,924,689,702	86.78	24,649,536
3	To declare a final dividend	7,925,111,048	99.98	1,306,988	0.02	7,926,418,036	86.80	22,921,018
4	To re-elect Sir Dave Lewis	7,776,694,667	98.12	148,882,400	1.88	7,925,577,067	86.79	23,760,986
5	To re-elect Brian McNamara	7,895,750,784	99.62	29,983,210	0.38	7,925,733,994	86.79	23,604,061
6	To re-elect Tobias Hestler	7,862,098,220	99.20	63,569,514	0.80	7,925,667,734	86.79	23,660,869
7	To re-elect Manvinder Singh (Vindi) Banga	7,850,438,949	99.05	75,078,917	0.95	7,925,517,866	86.79	23,816,186
8	To re-elect Marie-Anne Aymerich	7,875,097,674	99.36	50,511,000	0.64	7,925,608,674	86.79	23,729,379
9	To re-elect Tracy Clarke	7,811,967,620	98.57	113,662,811	1.43	7,925,630,431	86.79	23,707,622
10	To re-elect Dame Vivienne Cox	7,866,672,212	99.26	58,970,463	0.74	7,925,642,675	86.79	23,695,377
11	To re-elect Asmita Dubey	7,900,143,514	99.68	25,487,188	0.32	7,925,630,702	86.79	23,707,349
12	To re-elect Deirdre Mahlan	6,982,240,376	88.31	924,143,645	11.69	7,906,384,021	86.58	42,954,032
13	To re-elect David Denton	7,889,873,836	99.55	35,557,933	0.45	7,925,431,769	86.78	23,906,285
14	To re-elect Bryan Supran	7,890,428,132	99.56	35,117,662	0.44	7,925,545,794	86.79	23,791,864
15	To re-appoint KPMG LLP as auditor of the Company	7,909,270,829	99.79	16,746,573	0.21	7,926,017,402	86.79	23,320,243
16	To authorise the Audit & Risk Committee to determine the remuneration of the auditor	7,924,013,951	99.98	1,760,576	0.02	7,925,774,527	86.79	23,561,370
17	To authorise the Company to make political donations	7,860,827,630	99.42	45,956,705	0.58	7,906,784,335	86.58	42,553,903
18	To authorise the Directors to allot shares	7,674,156,770	96.83	250,966,046	3.17	7,925,122,816	86.78	24,216,236
19	General authority to disapply pre-emption rights	7,708,543,512	97.28	215,438,109	2.72	7,923,981,621	86.77	25,356,460
20	Additional authority to disapply pre-emption rights	7,612,018,804	96.06	311,981,315	3.94	7,924,000,119	86.77	25,336,232
21	To shorten the notice period for General Meetings	7,511,133,326	94.77	414,387,584	5.23	7,925,520,910	86.79	23,816,443
22	To authorise the Company to purchase its own shares	7,902,657,875	99.73	21,458,230	0.27	7,924,116,105	86.77	25,218,017
23	To authorise the Company to make off-market purchases of its own shares from Pfizer3	5,857,582,236	99.90	5,872,298	0.10	5,863,454,534	64.21	418,101,609

1 For the purposes of section 341 of the Companies Act 2006, Haleon plc's total issued share capital with voting rights as at 6.30pm on Friday 3 May 2024, being the time at which a shareholder had to be registered in the Company's register of members in order to attend and vote at the AGM, was 9,132,301,104.
2 A "Vote withheld" is not a vote in law and is not counted in the calculation of the votes "For" or "Against" a resolution.
3 Pfizer Inc. did not vote any of the ordinary shares held in respect of Resolution 23.

As required by the Listing Rule 9.6.2R of the Financial Conduct Authority ("FCA"), copies of resolutions passed by the Company other than resolutions concerning ordinary business have been submitted to the FCA via the National Storage Mechanism and will shortly be available to the public for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: May 08, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary